JCDecaux



Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Chili
Corée
Croatie
Danemark
Espagne
États-Unis
Finlande
France
Hong Kong
Hongrie
Irlande
Islande
Italie
Japon
Luxembourg
Macao
Malaisie
Mexique
Norvège
Pays-Bas
Pologne
Portugal
République Tchèque
Royaume-Uni
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Uruguay

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

May 15, 2003

File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2 (b).

Ladies and Gentlemen,

Please find attached JCDecaux's press release on its Results for the first quarter of 2003 for file 82-5247. JCDecaux SA is providing these documents, to you pursuant to its obligations under Rule 12g3-2 (b) (1) (i).

Please do not hesitate to contact the undersigned, by mail patrick.gourdeau@jcdecaux.fr or by telephone 33 (1) 30 79 70 20, should you have any questions or comments regarding the format and /or content of the enclosed materials.

Very truly yours,

Patrick GOURDEAU
General Counsel

JCDecaux SA

Société Anonyme à Directoire et Conseil de Surveillance
Capital de 3 378 284,27 €
Siège Social : 17, rue Soyer - 92200 - NEUILLY SUR SEINE
307 570 747 R.C.S NANTERRE

Chiffre d'Affaires
(En millions d'Euros)
(in million euros)

	Comptes Consolidés *(consolidated accounts)*		
	2003	**2002**	**Variations**
	1er Trimestre au 31/03/03	**1er Trimestre** au 31/03/02	**1er Trimestre** 2003 vs 2002
	1st quarter at 03/31/03	*1st quarter at 03/31/02*	*1st quarter 2003 vs 2002*
Mobilier Urbain *(street furniture)*	191,5	198,8	-3,7%
Affichage *(billboards)*	96,7	93,2	3,8%
Transport	64,7	66,6	-2,8%
Total	352,9	358,6	-1,6%

	Comptes Individuels *(non consolidated accounts)*		
	2003	**2002**	**Variations**
	1er Trimestre au 31/03/03	**1er Trimestre** au 31/03/02	**1er Trimestre** 2003 vs 2002
	1st quarter at 03/31/03	*1st quarter at 03/31/02*	*1st quarter 2003 vs 2002*
Total	136,9	143,7	-4,7%